LINUX GOLD CORP.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of LINUX GOLD CORP. (the "Company") will be held at The River Club, 11111 Horseshoe Way, Richmond, B.C., V7A 4Y1, on Monday, August 14, 2006 at 10:00 o'clock a.m. (Vancouver time) to transact the usual business of an annual general meeting:

1.	to receive and consider the audited financial statements of the Company, together with the auditor's report thereon, for the fiscal year ended February 28, 2006;

2.	to elect directors to hold office until the next annual general meeting of the Company,

3.	to appoint an auditor for the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix the remuneration to be paid to the auditor; and

6.	To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy, audited Financials Statements for the year ended February 28, 2006, Management Discussion and Analysis and an Annual Return Card. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.

Shareholders of the Company who are unable to attend the meeting in person are entitled to and are requested to complete, sign and date the enclosed Instrument of Proxy and to mail it or deposit it with Computershare Investor Services Inc., 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to be valid and acted upon at the meeting, Instruments of Proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed instrument of proxy must be received at the aforesaid address not less than 48 hours before the time set for the holding of the meeting or any adjournment thereof.

The Company has fixed the close of business on the 28th day of June, 2006 as the record date for the determination of shareholders who are entitled to receive notice of the annual general meeting of shareholders. The transfer books of the Company will not be closed. Only shareholders of the Company of record as at that date are entitled to receive notice of and to vote at the meeting.

Please advise the Company of any change in your address.

DATED at Richmond, British Columbia, this 28th day of June, 2006.

By Order of the Board of

LINUX GOLD CORP.

“John Robertson”

JOHN G. ROBERTSON,
President, CEO and Chairman of the Board